Simpson Thacher & Bartlett LLP

425 LEXINGTON AVENUE NEW YORK, NY 10017-3954

TELEPHONE: +1-212-455-2000 FACSIMILE: +1-212-455-2502
Direct Dial Number +1 (212) 455-2664	E-mail Address tcrider@stblaw.com

January 18, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Scott Stringer
Mr. Lyn Shenk
Ms. Rucha Pandit
Mr. Dietrich King

Confidential Submission Pursuant to Section 6(e) of the Securities Act of 1933, as amended

Re:	BBB Foods Inc.
Amendment No. 1 to Draft Registration Statement on Form F-1
Submitted December 27, 2023
CIK No. 0001978954

Ladies and Gentlemen:

By letter dated January 17, 2024 (the “Comment Letter”), you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Amendment No. 1 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) of BBB Foods Inc. (the “Company”), a company limited by shares organized and existing under the laws of the British Virgin Islands, relating to the proposed offering in the United States of the Company’s Class A common shares (the “Class A Shares”), under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

On behalf of the Company, we enclose herewith the Company’s responses to your comments on the Draft Registration Statement for confidential review by the Staff pursuant to Section 6(e) of the Securities Act. Concurrently with the submission of this letter, the Company is publicly filing the Registration Statement (the “Registration Statement”) via EDGAR.

On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt review of the Draft Registration Statement and the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The Staff’s comments are retyped below in bold-face type for your ease of reference and are followed by the

BEIJING	BRUSSELS	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Company’s responses. We have included page numbers to refer to the location in the Registration Statement where the disclosure addressing a particular comment appears.

In addition to the amendments made in response to the Staff’s comments, the Company has also revised the Draft Registration Statement to include other information and data to reflect new developments since the Draft Registration Statement was submitted.

Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in the Registration Statement.

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Prospectus Summary, page 1

1.

We note your response to prior comment 3. Please revise to state in the prospectus summary that Bolton Partners Ltd. will beneficially own approximately 45% of the company’s voting power and that Bolton Partners Ltd. will “have significant influence over matters requiring shareholder approval” as a result.

In response to the Staff’s comment, the Company has revised page 13 in the prospectus summary to state that Bolton Partners Ltd. will beneficially own approximately 45% of the Company’s voting power after the offering and that Bolton Partners Ltd. will have significant influence over matters requiring shareholder approval as a result.

High rotation of our inventory to generate significant negative Operating Working Capital, page 8

2.

We note your response to prior comment 8 and your revised disclosure. We note additional disclosures on pages F-9, F-30, and F-66 that state negative working capital is a source of cash flows. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised pages F-9, F-30 and F-66 to clarify that our negative net working capital dynamics help us self-fund our operations.

Non-IFRS Financial Measures and Key Operating Metrics

Non-IFRS Financial Measures, page 22

3.

We note your response to prior comment 9 and your revised disclosure to include the comparable IFRS measure. Please tell us why you believe current assets, as opposed to working capital computed with IFRS amounts, is the most directly comparable IFRS measure to operating working capital or revise accordingly. Additionally, please tell us why you believe net loss, as opposed to net loss margin, is the most directly comparable IFRS measure to EBITDA Margin and Adjusted EBITDA Margin or revise accordingly.

The Company acknowledges the Staff’s comment, and notes that in response to the Staff’s comment 4 below, the Company has deleted the references to “operating working capital” throughout the Registration Statement. Additionally, in response to the Staff’s comment, the Company has revised pages 22 and 23 to present net margin as the most directly comparable IFRS measure to EBITDA Margin.

4.

We note your response to prior comment 10. You state that under the new definition, working capital “includes short-term debt and the current portion of total lease liabilities.” However, by adding these amounts back to operating working capital, they are excluded from the measure as if they do not exist. Please revise to disclose what a measure of current assets and liabilities that excludes both cash and current debt/leases is supposed to tell investors and explain why it is useful. For example, you state it measures your short-term liquidity but it is unclear how this measures your short-term liquidity given that it excludes a portion of your current liabilities. You also state it allows you to evaluate your ability to generate cash from daily operations, but the measure is based on balance sheet amounts rather than cash flow. As previously requested, please tell us how your presentation—which portrays a measure of working capital as if cash and current debt/leases do not exist—complies with Item 10(e)(1)(ii)(A) of Regulation S-K which generally prohibits excluding charges or liabilities that required or will require cash settlement from non-GAAP liquidity measures.

In response to the Staff’s comment, the Company has deleted the presentation of “operating working capital” throughout the Registration Statement, and instead only presents working capital computed with IFRS amounts. Further, the Company advises the Staff that it has revised its disclosure throughout the Registration Statement to strike statements indicating that working capital measures cash flow or short-term liquidity.

5.

We note your response to prior comment 11 and are continuing to evaluate it. Please tell us how your presentation of EBITDA—which adjusts net loss to eliminate the normal, recurring, cash operating expense related to your leases—complies with non-GAAP C&DI 100.01.

The Company takes note that the Staff continues to evaluate this matter, and looks forward to the Staff’s input and engagement on this matter.

In the interim, the Company respectfully notes that the Company calculates “EBITDA” as net income (loss) for the period, plus income tax expense, financial costs-net, and total depreciation and amortization, and “EBITDA Margin” for a period by dividing EBITDA for the corresponding period by total revenue for such period. The calculation of EBITDA excludes all depreciation and amortization, including the non-cash expense related to the depreciation of right-of-use assets, which does not constitute a charge that requires a cash payment. The cash movements related to lease liabilities reflect those that relate to the payment of “Interest expense on lease liabilities” (expense that is reflected in the Company’s consolidated statements of profit or loss) and the amortization (or principal payments) of these lease liabilities (cash item that is not reflected in the Company’s consolidated statements of profit or loss). Both of the foregoing items flow through the Company’s consolidated statement of cash flows.

The Company’s management believes that EBITDA and EBITDA Margin are useful metrics to measure the Company’s operational efficiency and financial soundness relative to other peers, as it excludes the impact of certain accounting and financing decisions. Additionally, the Company believe that this methodology is consistent with the way other SEC filers (including, but not limited to, Birkenstock, Betterware, On Holding and Vesta), that present their results in accordance with International Financial Reporting Standards, define EBITDA. By excluding the entire amounts related to depreciation and amortization, including the non-cash expense related to the depreciation of right-of-use assets, the Company believes it is providing a metric that reflects the operating results of the Company, and that is more comparable to its peers. In addition, the Company wishes to reiterate that EBITDA is a metric used by its management.

Further, the Company notes that it has revised its presentation of EBITDA to reflect, below the EBITDA figure, in the same table, the line items that allow the calculation of EBITDA that would more closely correspond to such calculation by a registrant that prepares its financial statements under U.S. GAAP, as the Company understands that IFRS registrants may separately disclose the amount of interest and depreciation expenses under IFRS 16 in order to provide relevant information for a comparable calculation of this non-GAAP measure.

6.

We note your response to prior comment 12 that you believe the actual cash payments are a more accurate and transparent presentation of the actual direct cash lease expense. We continue to believe the expense incurred rather than the cash payment amounts are appropriate because you present Adjusted EBITDA as a performance measure. Should you wish to present a non-IFRS performance measure that includes the full expense of your leases, please revise accordingly.

In response to the Staff’s comment, the Company has removed all references to “Adjusted EBITDA” in the Registration Statement, and has presented the line items from its financial statements which represent lease cash payment expenses and other non-recurring expenses under IFRS.

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If you have any questions regarding this letter or the Registration Statement, please do not hesitate to contact me at +1(212) 455-2664 or tcrider@stblaw.com, or Kirsten L. Davis at +1 (212) 455-2911 or kdavis@stblaw.com.

Very truly yours,

/s/ S. Todd Crider
S. Todd Crider

Enclosures

cc:	Eduardo Pizzuto, Chief Financial Officer, BBB Foods Inc.

José Raz Guzmán, Partner, Greenberg Traurig, LLP

Miguel Olvera, Partner, PricewaterhouseCoopers, S.C.